UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Grupo Supervielle S.A. – Relevant information: Response to an information requirement for the Ordinary Shareholders’ Meeting of Grupo Supervielle S.A. to be held on April 26, 2019

Buenos Aires, April 11, 2019

Messrs.

Securities and Exchange Commission

Present

RE: Relevant information: Response to an information requirement for the Ordinary Shareholders’ Meeting of Grupo Supervielle S.A. to be held on April 26, 2019

To whom it may concern:

I am pleased to address this letter to you in order to inform you that on this date the Company responded to an information request from FGS-ANSES regarding the Ordinary Shareholders’ Meeting of Grupo Supervielle S.A. to be held on April 26, 2019. Attached herewith is a copy of said document.

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

Buenos Aires, April 11, 2019

Messrs.

Fondo de Garantía de Sustentabilidad

ANSES

Tucumán 500, piso 2°

Autonomous City of Buenos Aires

Present

RE: Ordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held April 26, 2019 (the “Shareholders’ Meeting”)

Dear Sirs:

We are pleased to address this letter to you with reference to the Shareholders’ Meeting and with the aim of replying your request of information for the casting of votes in your capacity of shareholder.

In such regard, please be advised that:

1.	As of today, the shareholding structure of Grupo Supervielle S.A. is as follows:

Shareholder	Class A shares	Class B shares	Total shares	Share capital	Total votes	% votes
Julio Patricio Supervielle	126,738,188	35,062,713	161,800,901	35.4%	668,753,653	69.4%
Float	—	294,921,421	294,921,421	64.6%	294,921,421	30.6%
Total	126,738,188	329,984,134	456,722,322	100.0%	963,675,074	100.0%

2.	Attached is a copy of the Board of Directors’ Meeting Minutes # 541 held on March 11, 2019 by which the Shareholders’ Meeting was summoned.

3.	Current breakdwon of the Board of Directors (including their terms of office) is as follows:

Position	Name	Latest appointment	Expiration of term (Shareholders’ Meeting to consider financial statements as of…)
Chairman	Julio Patricio Supervielle	April 27, 2017	December 31, 2018
First Vice-Chairman	Jorge Oscar Ramírez	April 27, 2017	December 31, 2018
Second Vice-Chairman	Emérico Alejandro Stengel	April 24, 2018	December 31, 2019
Directors	Atilio María Dell’Oro Maini	April 27, 2017	December 31, 2018
	Richard Guy Gluzman	April 27, 2017	December 31, 2018
	Laurence Nicole Mengin de Loyer	April 24, 2018	December 31, 2019
	María Gabriela Macagni	April 24, 2018	December 31, 2019
	Jorge Luis Mocetti	April 24, 2018	December 31, 2019

4.	With regards to the items of the Shareholders’ Meeting Agenda please be advised of the following.

a. (Item 2)

Consideration of the documentation pursuant to section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2018

The requested documents were published on March 11, 2019 through the Argentine Securities Commission’s Financial Information Platform (“Autopista de la Información Financiera”) with ID 4-2445631-D.

As explained in Notes 1.1.b and 1.2.b to the financial statements for the fiscal year ended on December 31, 2018, the financial statements of the Company recognize the changes in the currency purchasing power until February 28, 2003, having been discontinued the inflation adjustment as from that date, as required by Communication A 3921 of the Argentine Central Bank.

Furthermore, Communication A 6651 of the Argentine Central Bank established that financial institutions must begin to apply the provisions on restatement for inflation of the financial statements as from the fiscal year to begin January 1, 2020. Therefore, NIC 29 (“Financial Information in Hyperinflationary Economies”) has not been applied in the consolidated or separate financial statements. It is important to remark that according to the provisions of Article 2, Chapter I, Section I, Title IV of the Rules of the Argentine Securities Commission, companies authorized as issuers whose main assets are constituted by investments in financial institutions or insurance companies, may opt for its presentation observing the regulations established by the Argentine Central Bank and the Superintendency of Insurance, respectively, hence the guidelines of the Central Bank of Argentina have been followed for the preparation of the financial statements of the Company.

b. (Item 3)

Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2018

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 26, 2019” expressed by the Board of Directors on March 22, 2019, that were published as a Relevant Matter through the Argentina Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-2452551-D.

c. (Punto 4)

Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2018

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 26, 2019” expressed by the Board of Directors on March 22, 2019, that were published as a Relevant Matter through the Argentina Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-2452551-D.

d. (Item 5)

Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2018

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 26, 2019” expressed by the Board of Directors on March 22, 2019, that were published as a Relevant Matter through the Argentina Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-2452551-D.

Additionally, please be advised of the following:

(i)	Remuneration for technical-administrative tasks will not be allocated. The total amount to be allocated as fees corresponds to the remuneration of seven members of the Board.

(ii)

The amount of fees to the Board includes the fees of the directors who in turn are members of the Audit Committee as well as other Committees, although there is not a special fee for partaking at Committees.

(iii)	There are no directors with a labor relationship with the Company.

(iv)

The global amount approved as fees to the members of the Board for the fiscal year 2017 was AR$ 15,949,776, corresponding to the remuneration of eight members of the Board. There were no directors who performed technical-administrative tasks nor directors under a labor relationship with the Company. There were not special fees allocated for partaking at Committees.

(v)	Below is a calculation with the determination of the computable utility showing that the ratio between remuneration and computable profit is 2.06%.

Grupo Supervielle S.A. Fiscal Year 2018

Prior information to be submitted (in Argentine Pesos)

ARTICLE 3. Twenty business days prior to the shareholders’ meeting that will consider the Annual Report and Accounts, companies must submit to the Argentine Securities Commission with the following data:

ALLOCATION TO DIRECTORS AND SUPERVISORY COMMITTEE

Financial Statements as of:	12/31/2018
1. Affected to the Income Statement:	12,212,497.00
2. Final amount proposed to the AGM:	34,421,360.00
Other information to determine the Computable Utility:
3. Result (after taxes):	2,567,568,851.28
4. (+/-) Adjustments from prior fiscal years:	(911,607,000.00)
5. (-) Accumulated losses as of the beginning of the fiscal year:	—
6. (-) Legal reserve:	—

Subtotal	1,655,961,851.28

7. (+) Assignments to the Board of Directors and Supervisory Committee charged to the Income Statement:	12,212,497.00

Total	1,668,174,348.28

8. Computable earning:	1,668,174,348.28

9. Ratio between computable earning and retribution:	2.06%
10. Ratio between computable earning and dividend:	18.16%

d. (Item 6)

Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2018

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 26, 2019” expressed by the Board of Directors on March 22, 2019, that were published as a Relevant Matter through the Argentina Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-2452551-D.

Additionally, please be advised that:

(i)	The breakdown of proposed fee for each syndic is as follows: to Mr. Enrique José Barreiro AR$ 10,538; to Mr. Carlos Asato AR$ 186,946 and to Ms. Valeria Del Bono Lonardi AR$ 12,992.

(ii)	All fees to the syndics were paid in advance during fiscal year 2018.

(iii)	The global amount of fees approved for the year 2017 was AR$ 174,960.

e. (Item 7)

Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number set by the Shareholders’ Meeting is completed

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 26, 2019” expressed by the Board of Directors on March 22, 2019, that were published as a Relevant Matter through the Argentina Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-2452551-D.

f. (Item 8)

Appointment of members of the Supervisory Committee

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 26, 2019” expressed by the Board of Directors on March 22, 2019, that were published as a Relevant Matter through the Argentina Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-2452551-D.

g. (Item 9)

Consideration of the Results of the fiscal year ended December 31, 2018. Increase of the voluntary reserve. Distribution of dividends within the term established in the applicable regulations. Delegation to the Board of Directors of the effective date of making the dividends available to the shareholders

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 26, 2019” expressed by the Board of Directors on March 22, 2019, that were published as a Relevant Matter through the Argentina Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-2452551-D.

Additionally, it is reported that:

(i)	The reason for the creation of a voluntary reserve is the reinvestment of profits, which is reasonable and responds to a prudent administration in the terms of article 70 of Law No. 19,550.

(ii)	The creation of a reserve for future dividends has not been proposed nor does such reserve currently exist.

(iii)

The proposed cash dividend payment does not compromise the Company’s liquidity and is originated in liquid and realized profits in accordance with the provisions of articles 68 and 224 of Law No. 19,550

(iv)	Grupo Supervielle S.A. has no restrictions to distribute dividends other that those established in articule 68 of Law No. 19,550.

h. (Item 10)

Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2018

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 26, 2019” expressed by the Board of Directors on March 22, 2019, that were published as a Relevant Matter through the Argentina Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-2452551-D.

On this regards, please be advised that the item of the Agenda refers to the remuneration paid to the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2018.

Additionally, it is reported that the remuneration for the Certifying Accountant of the Company for the fiscal year 2017 amounted to AR$ 1,684,774.

i. (Item 11)

Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2019

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 26, 2019” expressed by the Board of Directors on March 22, 2019, that were published as a Relevant Matter through the Argentina Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-2452551-D.

j. (Item 12)

Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice from lawyers other independent professionals and hire their services

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 26, 2019” expressed by the Board of Directors on March 22, 2019, that were published as a Relevant Matter through the Argentina Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-2452551-D.

Additionally, it is confirmed that the amount approved for the fiscal year 2018 was AR$ 1,800,000 of which AR$ 1,312,371 (excluding VAT) was executed.

k. (Punto 13)

Authorizations

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 26, 2019” expressed by the Board of Directors on March 22, 2019, that were published as a Relevant Matter through the Argentina Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-2452551-D.

Without further ado, I greet you attentively.

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 11, 2019	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer